UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07-14

EXETER DRILLS 304 METRES OF 0.9 GRAMS PER TONNE GOLD ON CASPICHE GOLD PORPHYRY TARGET, ELEVEN KILOMETRES SOUTH OF THE REFUGIO MINE IN CHILE

Vancouver, BC, May 24, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt:EXB) (“Exeter” or the “Company”) reports that diamond drill hole CSDH 013 at its Caspiche project in Chile has intersected 304 metres (1,003 ft) grading 0.9 grams/tonne gold (0.026 oz/ton), from a down hole depth of 40 metres.

Drill hole CSDH 013 tested a partially-defined porphyry gold target area that had not previously been drilled by Exeter. Mineralization is within a microdiorite porphyry and is of consistent grade over the entire interval. The hole terminated in mineralization at 344 metres, the maximum depth of the rig.

The Caspiche project is located in a prolific region of gold porphyry deposits, eleven kilometres (seven miles) southeast of Kinross’ Refugio Mine and 15 km. (10 miles) north of the Cerro Casale project. The mineralization intersected in drill hole CSDH 013 appears to be similar to, but of higher grade than, the gold porphyry mineralization at Refugio and Cerro Casale:

•	Cerro Casale Project, 22.9 million oz gold – Grade 0.69 grams/tonne (“g/t”) gold and 0.25% copper *.
•	Refugio Mine, 5.4 million oz gold – Grade 0.76 g/t gold **.

Jason Beckton, Exeter’s Manager in Chile, commented: “The continuity of grades in hole CSDH 013 and the fact that it ended (at 344 metres) in gold mineralization is remarkable - and the mineralization is open for extension to the north, east and west of the drill hole.

“The principal focus of this, our first drill program at Caspiche was the five kilometre-long Caspiche III epithermal system, located on the northern margin of a large geophysical anomaly. Hole CSDH 013 was the last hole we drilled and the only one that targeted the sizeable gold porphyry at the Caspiche Central zone, approximately 2.5 km to the south.

"We drilled CSDH 013 because we felt, on a re-examination of the historical data as we were drilling, that the Caspiche Central gold porphyry target had not been fully tested by Anglo American or Newcrest Mining, when they were on the property in the 1980s and 1990s. When we compared the target to the surface “footprint” of the nearby gold porphyry deposits, including Refugio and Cerro Casale, it was clear that there was ample room at Caspiche Central for a major discovery, particularly as outcrop in the area is less than five percent.

"We have reason to expect that the Caspiche gold porphyry is structurally controlled, and like the known deposits nearby could have mineralization that extends to depths well below 300 metres.”

Exeter Chairman, Yale Simpson, commented: “Hole CSDH 013 suggests the considerable potential of the Caspiche property. Drilling such a broad intersection of gold mineralization, so close to two major gold deposits, presents the opportunity for Exeter to greatly expand its resource base. Importantly, the porphyry style of mineralization lends itself to establishing significant resources with far fewer drill holes than are required in epithermal gold systems.

“The Caspiche news follows recent excellent results from our Cerro Moro project in Argentina. This should be an exciting year for Exeter.”

Table 1: Significant Drilling Results - Caspiche Central - CSDH 013

Cut-off grade	From (m)	To (m)	Width (m)	Gold (g/t)	Copper (%)
Bulked Intercepts at 0.5 g/t lower cut Bulked Intercept - no lower cut	40 210 40	204 344 344	164 134 304	0.9 0.9 0.9	NSV 0.21 0.10

Note:

The cut-off grade generally applied to the intercepts is 0.5 g/t gold. Internal dilution of less than 0.5 g/t gold is allowed in consecutive samples. No cut off grade applied to the 40 to 344 metre intercept.

For a detailed map showing the drill hole location and a photograph of the drill site please click here.

Exploration Summary – Caspiche Central Gold Porphyry Target

CSDH 013 was sited over a pronounced induced polarization (“IP”) chargeability anomaly, on the one north-south survey line, that fully crossed the area. The anomaly was partly tested by two earlier drill holes, CDH-2b and CDH-3, drilled by previous operators.

CSDH 013 intersected a wider zone of mineralization, at a higher average grade, than both CDH-2b and CDH-3, although it appears to have intersected the same mineralized microdiorite porphyry as the earlier holes. The area of the three holes is entirely covered by colluvial material. CSDH 013 was drilled at the same declination (60 degrees) and azimuth as the historical drill holes.

Further drilling will commence on the gold porphyry target area as soon as it becomes accessible after the Chilean winter. A more detailed IP survey will also be completed at that time.

Separately, results are being collated from six drill holes that tested the Caspiche III epithermal gold target area, located 2.5 km northeast of CSDH 013. Those results will be reported when they are available.

The Caspiche Option Agreement

The Caspiche property is held under option from Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”). The option agreement provides Exeter with the right to acquire a 100% ownership interest in the property, once it has spent US$2.55 million on exploration, subject to a three percent net smelter returns royalty.

The property was explored by Anglo American from 1986 to 1990 and by Newcrest Mining from 1996 to 1998. Those exploration programs included an airborne magnetic survey, a Quantec Ltda induced polarization survey, geochemistry, mapping and drilling. The IP survey was limited to widely spaced lines at various orientations.

Quality Control and Assurance

Widths of assayed mineralization presented in this news release are drill intersection widths and may not represent the true widths of mineralization. The gold and copper assay results presented above are preliminary and unless specified, have been calculated using a 0.5 g/t gold equivalent cut-off grade, with no cutting of high grades. All reverse circulation drill samples are collected using a cyclone in two metre intervals; no compositing is undertaken at the rig. Gold samples were prepared and assayed by fire assay (50 gram charge) and ICP-MS used for copper at the ACME laboratory in Santiago, an ISO-9001:2000 certified laboratory.

Standard, blank and duplicate samples are used throughout the sample sequence as checks for the exploratory reverse circulation drilling.

Jason Beckton, the Company’s Manager for Chile and a “qualified person” within the definition of that term in Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

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About Exeter

Exeter is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

The Don Sixto Project in Argentina is rapidly advancing towards a decision on mine development. New, independently-determined resources estimates are scheduled for release early next month, ahead of a Development Options Study to establish the parameters necessary for feasibility and environmental studies.

In the prospective Patagonia region of Argentina, Exeter has 12 gold and silver properties that constitute a strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary. The high grade Cerro Moro gold-silver discovery is the most advanced project, to date, with drilling scheduled to continue throughout 2007.

In Chile, the Caspiche gold-copper project is the principal property of a strategic agreement with Anglo American. Drilling on the property will resume at the end of the Chilean winter.

In southern Chile, Exeter is prospecting 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

Notes

*

Arizona Star Resource Corporation NI 43-101 report August 22, 2006. Proven and probable reserves at June 24, 2006 – 1,035 million tonnes at 0.69g/t gold, 0.25% copper for 22,934,000 ounces gold and 5,805,000 pounds of copper.

**

Kinross NI 43-101 report March 30, 2007 with revision April 13, 2007. Proven and probable reserves at December 31, 2006 – 111 million tones at 0.76g/t gold for 5,440,000 ounces gold and .measured and indicated resources – 42 million tonnes at 0.69g/t gold for 1,890,000 ounce gold.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those referring to the timing of a new resources estimate for the Don Sixto Project and the results of exploration on the Cerro Moro and Caspiche gold properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

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AMEX: XRA
TSX-V: XRC

Caspiche Project – Showing Drill Holes

CASPICHE PROJECT - PORPHYRY TARGET
Caspiche Fault
SILICIFIED RIDGE
OPEN
OPEN
PORPHYRY TARGET
470000 E
470500 E
471000 E
471500 E
500m

Porphyry Gold Target Co-insides with CSAMT resistitivity low exeter

AMEX: XRA
TSX-V: XRC

Caspiche Project – Porphyry Gold Target

Refugio Gold Mine
CSDH_013

View looking northwest across Caspiche porphyry towards the Refugio gold mine. The drill in the valley is sited on CDH_013 (304 metres at 0.9g/t gold).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date May 24, 2007

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director